UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trans Max Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20343H-10-6
(CUSIP Number)

Financial Investors, Inc.
1607 N.E. 41st Avenue
Portland, Oregon 97232
(503) 249-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Patrick C. Clary, Esq.
Patrick C. Clary, Chartered
7201 West Lake Mead Boulevard, Suite 503
Las Vegas, Nevada  89128

May 25, 2004
(Date of Event Which Requires
Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)


CUSIP No.  71417R 10-8

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

Financial Investors, Inc.

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

(a)

(b)

N/A

_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

WC

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

Bahamas

_________________________________________________________________________________

                                    7.                     Sole Voting Power                               43, 002,350

                                    8.                     Shared Voting Power                            0

                                    9.                     Sole Dispositive Power                          43,002,350

                                    10.                    Shared Dispositive Power                      0

_________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

43,002,350

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

19.4%

_________________________________________________________________________________

14.        Type of Reporting Person

CO

_________________________________________________________________________________

Item 1.                        Security and Issuer.

This Schedule 13D relates to the common stock of Trans Max Technologies, Inc., a Nevada corporation.  The address of the principal executive office of the Company is 200 Trade Zone Drive, Ronkonkoma, New York 11779.

Item 2.                        Identity and Background.

            (a)        Name of Person Filing:

            Financial Investors, Inc.

            (b)        Residence or Business Address:

            The principal business office is:  1607 N.E. 41st Avenue, Portland, Oregon 97232.

            (c)        Present Principal Occupation:

            Financial Investors, Inc. is a Bahamas corporation formed for the purpose of investing in, among other things, the equity securities of various corporations.

            (d)        Criminal Proceedings:

            During the past five years, Financial Investors, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)        Judgments and Final Orders:

            During the past five years, Financial Investors, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)        Citizenship:

            N/A

Item 3.                        Source and Amount of Funds or other Consideration.

            The amount of funds expended to date by Financial Investors, Inc. to acquire the 43,002,350 shares of Trans Max Technologies, Inc. common stock it holds in its name was $50,000.00.  The funds were provided by Financial Investors, Inc.’s working capital.

Item 4.                        Purpose of Transaction.

            Financial Investors, Inc. by its managing director, Samuel Higgins, acquired such securities in the ordinary course of its business with the purpose of changing or influencing the control of the issuer.

Item 5.                        Interest in Securities of the Issuer.

            (a)        The aggregate number of shares of the common stock of Trans Max Technologies, Inc. beneficially owned by Financial Investors, Inc. for the purposes of this Statement is 43,002,350 shares representing approximately 19.4% of the outstanding shares of common stock of Financial Investors, Inc.

            (b)        The number of shares of the common stock of Trans Max Technologies, Inc. as to which Financial Investors, Inc. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 43,002,350 shares of the common stock.  The number of shares of the common stock of Trans Max Technologies, Inc. as to which Financial Investors, Inc. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition are no shares of the common stock.

            (c)        Financial Investors, Inc. purchased Trans Max Technologies, Inc.’s common stock through a private sale on May 25, 2004.

Date	Number of Shares	Price Per Share($)	Total Cost($)
05/25/04	43,002,350	.001162727	$50,000.00
Total Shares	43,002,350

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships between such persons and any person with respect to any securities of Trans Max Technologies, Inc., including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.                        Material to be Filed as Exhibits.

                        Not applicable

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 28, 2004

                                                                        FINANCIAL INVESTORS, INC.

                                                                        By:       /s/ Samuel Higgins
                                                                                    Samuel Higgins, Managing Director